June 6, 2005

Via EDGAR and Overnight Courier

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Peggy Fisher
Eduardo Aleman
Thomas Dyer
Michelle Gohlke

Re:	Tripath Technology Inc.
Form S-1 Filed March 24, 2005
File No. 333-123551

Ladies and Gentlemen:

Tripath Technology Inc. (“Tripath”) has filed with the Securities and Exchange Commission via EDGAR Amendment No. 1 to the above-referenced Registration Statement on Form S-1.

Set forth below is Tripath’s response to the Staff’s comments contained in Peggy Fisher’s letter dated April 19, 2005. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response. Please note that Tripath has subsequently filed its Form 10-Q for the quarter ended March 31, 2005 and accordingly the previous interim financial statements for the quarter ended December 31, 2004 that were included in the Form S-1 have now been replaced by the financial statements for the quarter ended March 31, 2005. In addition, as set forth in the Form 8-K dated May 5, 2005 and filed on May 11, 2005, Tripath’s Audit Committee decided that Tripath should restate the financial statements previously included in its Form 10-Qs for the quarters ended March 31, 2004, June 30, 2004 and December 31, 2004 and in its Form 10-K/T for the nine months ended September 30, 2004. These restatements are reflected in the amended Form S-1 (please see Note 9 to the Consolidated Financial Statements). Tripath intends to amend its prior Form 10-Qs and Form 10-K/T but would like to ensure that the amended restated financial statements adequately address the Staff’s comments.

June 6, 2005

Form S-1

Summary Consolidated Financial Data and Selected Consolidated Financial Data – Pages 4 and 21

1.	Revise your consolidated financial data to include financial information for the three month period ended December 31, 2003. Refer to the guidance in Item 301(b)(4) of Regulation S-K.

Subsequent to receiving the SEC’s Comment Letter dated April 19, 2005 we filed our Form 10-Q for the quarter ended March 31, 2005. Accordingly, we have revised our consolidated financial data on pages 5 and 22 to include information for the six month periods ended March 31, 2005 and March 31, 2004.

2.	Please revise to indicate in a footnote to the table those items, such as provision for excess inventory and preferred stock, that impact the comparability of your results for the periods presented. Refer to the guidance in Item 301 of Regulation S-K.

We have revised the Registration Statement to include a footnote to the table on page 5 for those items (provision for slow-moving, excess and obsolete inventory, restructuring charges, gain on revaluation of warrant liability and accretion on preferred stock) that impact the comparability of our results for the periods presented.

Risk Factors – Page 6

Our lengthy sales cycle . . . – Page 8

3.	Illustrate how this risk has impacted the company’s financial results in recent periods by quantifying the significant expenditures involved in trying, unsuccessfully, to achieve a design win.

We supplementally advise the Staff that the expenses involved in pursuing a design win for a given product include research and development and marketing and sales, in addition to the corporate overhead and management time and attention that is devoted to supporting the pursuit of such design wins. We, however, do not track such expenses on a product-by-product basis, prior to recognizing revenue on such product following a design win. As a result, the quantification of this impact is not practicable to provide and would therefore be misleading.

June 6, 2005

Our intellectual property and proprietary rights may be insufficient . . . – Page 14

4.	You disclose that copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. To the extent known, please revise to address whether any of the company’s international patents, issued or pending, were issued in these countries. Clarify that the laws of some foreign countries, such as China, in which you may do business do not protect a company’s intellectual property rights to the same extent as the laws of the United States.

We have revised the risk factor on page 15 to clarify that copyright, trademark and trade secret protection in certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. We supplementally advise the Staff that the laws of some of the countries in which our international patents are issued or pending do not protect our intellectual property rights to the same extent as the laws of the United States, but the laws of some of the countries in which our international patents are issued or pending provide the same or greater protection than the laws of the United States.

Our independent registered public accounting firm may decline to attest on the adequacy of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 – Page 15

5.	Revise this risk factor to indicate that you will be required to comply with Section 404 reporting beginning with your fiscal year ended September 30, 2006.

We have revised the risk factor on page 17 to indicate that we will be required to comply with Section 404 beginning with our fiscal year ending September 30, 2005.

Capitalization – Page 19

6.	Please remove the “Pro Forma As Adjusted” column on your capitalization table that assumes the exercise of the outstanding warrants unless you believe it is likely in view of the current market price that they will be exercised. We note your disclosure that there is no assurance that any of the warrants will be exercised.

We have removed the “Pro Forma As Adjusted” column from the capitalization table on page 20 that assumes the exercise of warrants issued in connection with the financing transaction. Since we have updated the Form S-1 to include our March 31, 2005 interim financial statements, we have also removed the “Pro Forma” column so that the capitalization table now reflects our actual capitalization as of March 31, 2005.

June 6, 2005

Management’s Discussion and Analysis – Page 23

Results of Operations – Page 25

7.	You state that revenue decreased by $2.5 million for the three months ended December 31, 2004 as compared to the same period in 2003. Revise to quantify the effect of the change in terms of changes in selling prices and volume, and explain the underlying drivers of the change. Please make similar changes to your analysis of the results of operations for all periods being compared.

Since we have now updated our Form S-1 to include our March 31, 2005 interim financial statements, we have revised our disclosure in M,D&A on page 27 to discuss the results of operations for the six months ended March 31, 2005 and 2004. We have quantified the effects of the reasons cited for the change in revenue from period to period.

8.	You state that gross profit was 26% for the three months ended December 31, 2004 as compared to 33% for the same period in 2003. We further note that the decrease in gross profit was the result of an increase in production cost for TA2020 and a decrease in average selling price for TA2024. Please revise to quantify the effects of the changes and explain the reasons for the increased production costs and decrease in average selling prices. Please make similar changes to your analysis of the results of operations for all periods being compared.

Since we have now updated our Form S-1 to include our March 21, 2005 interim financial statements, we have revised our M,D&A to discuss the results of operations for the six months ended March 31, 2005 and 2004. We have quantified the effect of the main reason for the change in gross profit.

9.	We note that sales to Samsung represented 29% of revenue in the three month period ended December 31, 2003, 18% of revenue in 2003, but 0% in the most recent quarter. Please revise to discuss any known trend or uncertainty regarding revenue from Samsung in future periods and what effect, if material, this will have on the company’s liquidity, capital resources or results of operations.

Since we have now updated our Form S-1 to include our March 31, 2005 interim financial statements, we have revised our M,D&A on page 27 to discuss the results of operations for the six months ended March 31, 2005 and 2004. In addition, we have added additional disclosure to our Risk Factors on pages 9 and 10 of the Form S-1 to address our reliance on a small number of customers.

June 6, 2005

10.	When citing more than one factor in explaining a change in a financial statement line item, the amounts of the individual factors cited, including offsetting factors, should be separately quantified, if material, unless it is impractical to do so. For example, you attribute the changes in Research and Development to lower personnel related costs, lower product development costs and lower rent and insurance expenses, but do not quantify the amounts. Please revise your Management’s Discussion and Analysis as appropriate.

We have revised our disclosure on page 28 to quantify the factors that account for the fluctuations in research and development expenses and selling, general and administrative expenses for the periods presented.

Nine months ended September 30, 2004 and 2003 and years ended December 31, 2003 and 2002 – Page 25

11.	You state that the inventory reserves were changed by a net increase of $4.3 million for slow moving, excess and obsolete inventories during the nine month period ended September 30, 2004. Revise to expand your disclosures to include a discussion of the reasons why such charge was necessary in the 2004 period.

We have expanded our disclosure on page 28 to include a discussion for the reasons for the net increase of $4.3 million in the provision for excess, slow-moving and obsolete inventory during the nine month period ended September 30, 2004.

Liquidity and Capital Resources – Page 27

12.	We note the company’s reduction in headcount from August 2001 through December 2003 resulting in significant cost savings. Revise to disclose whether you believe such savings are sustainable and for how long. Address what impact the reduction has had on the company’s operations.

We have revised our disclosure on page 31 to address the impact the reduction in headcount has had on our operations.

June 6, 2005

13.	Your disclosure indicates that during the quarter ended March 31, 2002, the company recorded a provision for excess inventory of approximately $5 million related to excess inventory for the TA2022 product as a result of a decrease in forecasted sales. In 2004, you increased inventory reserves by an additional $4.3 million to $9.2 million to account for slow moving, excess and obsolete inventory. It appears that the decrease in revenue for the nine months ended September 30, 2004, was due, in part, to a decrease in sales of TA2022 and other products. Please revise to address the following:

•	Describe the apparent trend of slowing sales of the TA2022 product and what adverse effects, if any, you expect this will have on the company’s financial results. If you believe that the decline is due to another factor, such as the cyclical nature of the semiconductor industry, so state.

•	Quantify the portion of the decrease in revenues attributable to lower sales of the TA2022, TA3020 and TK2050 products.

•	Describe when and how the company expects to dispose of the excess or obsolete inventory, or state that the company has not set a timeline for the sale of the remaining items.

We have revised our disclosure on page 28 to describe what we believe to be the reason for the decline in demand for the TA2022 product and what steps we plan to take to address this issue. In addition we have quantified the portion of the decrease in revenues attributable to lower sales of the TA2002, TA3020 and TK2050 products and higher sales of the TLD4012 and TA2024 products.

June 6, 2005

14.	We note on page 29 and F-8 you indicate that your existing working capital may not be sufficient to meet your operating needs for the next twelve months and additional financing is needed to fund current working capital needs. In light of this disclosure, tell us supplementally how you and your auditors concluded that a going concern paragraph in your audit report was not considered necessary. Please revise your filing as necessary.

We supplementally advise the Staff that our auditors reviewed the forecasts that were prepared by our previous Chief Financial Officer for the years ending September 30, 2005 and September 30, 2006. The forecasts indicated that we would break even during the fourth quarter of fiscal year 2005 and maintain profitability throughout fiscal year 2006. Our previous Chief Financial Officer also provided our auditors with a copy of a commitment letter from investors who were prepared to provide us with $20 million in financing. Our auditors confirmed the information with a representative for the investor group willing to provide the financing; the representative confirmed that the financing would be provided if we chose to pursue the deal. It was on this basis that our auditors concluded that it was not necessary for a going concern paragraph to be included in our audit report. We also supplementally advise that on page 32 of the Form S-1, we state that as of December 31, 2004, “our existing working capital may not have been sufficient to meet our operating, working capital, investing and financing requirements for the next twelve months.”

June 6, 2005

Business – Page 31

Manufacturing – Page 36

15.	We note that the company relies on contracts with third party semiconductor fabricators for its semiconductor device manufacturing requirements. Please expand your disclosure to describe the material terms of these agreements. This should include, for example, the scope, duration, and any termination provisions. Also, please file these agreements as an exhibit, or explain why they are not required to be filed.

We supplementally advise the Staff that we work with the semiconductor fabricators on a purchase order basis and do not have other contracts with any of the semiconductor fabricators. We have revised our disclosure to state explicitly that we work with these semiconductor fabricators on a purchase order basis and do not have long term or master supply agreements with any of them.

Principal and Selling Stockholders – page 53

16.	Identify the individuals who beneficially own the shares held by each entity named in the table.

We supplementally advise the Staff that pursuant to Item 507 of Regulation S-K, we have named each selling security holder, whether an individual or an entity, who will be offering securities that are being registered. We respectfully submit that by naming each selling security holder, we have provided the information that is required in the Registration Statement.

17.	Tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless all of the securities being registered on behalf of that selling stockholder were received as underwriting compensation. In addition, each selling stockholder who is an, affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to represent in the prospectus that:

•	The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

June 6, 2005

Please revise accordingly.

We supplementally advise the Staff that four of the selling stockholders have advised us that they are affiliates of broker-dealers. Each of these selling stockholders has confirmed to us that: (i) the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and (ii) at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. We have revised the table to include footnotes identifying these selling stockholders as affiliates of broker-dealers and stating that they have advised us that the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies – Page F-9

Revenue Recognition

18.	We note from your disclosures in regards to sales to distributors that you offer incentives such as stock rotation and price protection to your distributors. Revise your footnote to disclose the terms of the arrangements with your distributors, the incentives you offer and how you account for each incentive. Also, tell us and clarify what you mean by “and other offerings.” Refer to the guidance in EITF 01-9. It appears to us that your revenue recognition disclosures in “Critical Accounting Policies” on page 29 should be significantly expanded to address the above matters. Please revise.

We have revised our revenue recognition footnote to eliminate the word “incentives.” We believe that “other offerings” refers to special pricing and other allowances as indicated in Section 8 of our distributor agreements.

June 6, 2005

19.	You state that in limited circumstances, revenue may be recognized when sold to a distributor if the distributor acknowledges in writing that there is no right of return and the sale otherwise meets the SAB 104 criteria. Tell us supplementally how your revenue recognized policy is in accordance with SAB 104 even if you obtain in writing that no right of return exists.

We have amended our revenue recognition policy to delete any reference to: “In limited circumstances…”. We supplementally advise the Staff that on one occasion in the past (Quarter ended March 31, 2003) we recognized revenue totaling $18,000 immediately upon shipment to a European distributor (Unique Memec) in a situation where it was mutually agreed that the distributor relationship would be terminated. The distributor acknowledged in writing that there was no right of return and since all the revenue recognition requirements for SAB 104 were met and since there was no exposure related to price protection, we deemed it appropriate that we could recognize the revenue immediately upon shipment to this distributor.

Cash and cash equivalents and restricted cash

20.	You disclose that cash and cash equivalents consist of cash on deposit with banks, money market funds and commercial paper, bonds and notes, but your table indicates that your cash and cash equivalents consist of cash and money market funds. Please revise to correct any inconsistency.

We have revised our disclosure relating to cash and cash equivalents and restricted cash to eliminate any inconsistencies.

Inventories

21.	Revise to disclose the amount of the reserve for slow-moving, excess and obsolete inventory for each period in which a balance sheet is presented.

We have revised our disclosure to disclose the amount of the reserve for excess, slow-moving and obsolete inventory for each period in which a balance sheet is presented on page F-17 of the Registration Statement.

June 6, 2005

Note 4. Common Stock – Page F-17

22.	We note that investors in your Series A Preferred Stock also received warrants to purchase up to an additional 20 percent of shares of Series A Preferred Stock, which have a term of three years and an exercise price of $39.00 per share. Please revise to disclose the current status of these warrants.

We respectfully refer you to the section of Note 4 under the sub-heading “Common Stock warrants” and specifically to the fourth paragraph on page F-19 which states:

“During the nine months ended September 30, 2004 all the remaining warrants issued in connection with the 2002 private placement were exercised........”

We have added a sentence to the first paragraph on page F-19 to indicate that; “As discussed below, all of these warrants have been exercised.”

23.	Please tell us supplementally and revise to include the earliest date the non-voting Series A Preferred Stock and warrants issued in the private placement in January 24, 2002 were convertible.

We respectfully refer you to the second paragraph on page F-18 which states:

“At a Special Meeting of Stockholders held on March 7, 2002 the stockholders approved the issuance and sale of 699,950 shares of Series A Preferred Stock and warrants. As a result, the Preferred Stock and warrants automatically converted into 13,999,000 shares of common stock and warrants to purchase 3,303,760 shares of common stock.”

The Series A Preferred Stock and warrants were not convertible into common stock prior to such stockholder approval. We have added a sentence to indicate that: “The Series A Preferred Stock and warrants were not convertible until receipt of such stockholder approval.”

June 6, 2005

Note 5. Employee Benefit Plans – Page F-19

Stock Option Plans

24.	Please revise your document to disclose the total options exercisable at the end of each year presented and the weighted-average grant date fair value of options granted during the year. Refer to the guidance in paragraph 47(a) and (b) of SFAS 123.

We have revised our disclosure to disclose the total options exercisable at the end of each year presented and the weighted-average grant date fair value of options granted during the year.

Note 7. Commitments and Contingencies – Page F-22

Contingencies – Page F-23

25.	We note your disclosure that Management has concluded that there are no pending claims that they believe the outcome of which is expected to result in a material adverse effect on the financial position or results of operations of the Company. Please revise this footnote to refer to your disclosures in Note 8.

We have revised the disclosure as requested.

Note 8. Subsequent Events (Litigation) – Page F-24

26.	At the end of the seventh paragraph within this footnote, you have referred the reader to Item 9A for more information regarding changes made in internal controls. Please revise here and on page F-44 to disclose this information as Item 9A is not included within your filing.

We have revised the disclosure to delete this cross reference.

June 6, 2005

Note 9. Supplementary Financial Information (unaudited) – Page F-26

27.	Please revise to include narrative or footnote disclosure regarding the nature of any material or unusual items that impacted your quarterly results of operations for the periods presented. Refer to the requirements of Item 302(a)(3) of Regulation S-K.

We have revised our disclosure on page F-36 to include footnote disclosure regarding the nature of items that impacted our quarterly results of operations for the periods presented.

Restatement of Previously Reported Quarterly Financial Information – Page F-27

28.	We note that you have restated the previously filed Form 10-Q for the quarterly period ended June 30, 2004 through Note 9 and the restatement was the result of recognition of revenue related to a sale of approximately $1.4 million made to a distributor whereby a former employee had a side agreement which allowed for the return of the product to you. Based on disclosure in footnote (3) to the restatement, it appears that the product was returned to you. It is unclear to as why the revenue is considered deferred revenue at June 30, 2004. Please advise.

We supplementally advise the Staff that the product was not returned to us. Because we discovered a side agreement that indicated a right of return, our Audit Committee concluded that it was inappropriate to recognize the revenue. Accordingly restatement adjustments were made to defer the revenue and related cost. The deferred cost is reflected as a debit to “inventory in transit” as the inventory was not reflected as part of the distributor’s ending inventory on the point-of-sale report that was provided to us by the Distributor.

29.	You state that the restatement does not affect the amounts shown in your financial statements for the nine months ended September 30, 2004. Confirm to us that the correction was discovered and made to these financial statements before you filed your Form 10-K/T and that these adjustments were audited by your independent accountants.

We confirm that the side agreement which was the basis for the original restatement was discovered prior to the filing of our Form 10-K/T and that the “correction” i.e. deferral of revenue was made in the financial statements included in the Form 10-K/T. We also confirm that those restatement adjustments were audited by our independent accountants in connection with their audit of our financial statements for the nine months September 30, 2004.

We supplementally advise that there have been additional restatements that have affected the amounts included in our financial statements for the nine months ended September 30, 2004. Please see Note 9 “Restatement of previously reported annual and interim financial information” on page F-26.

June 6, 2005

30.	You disclose that based upon an internal investigation that was conducted, it was necessary for you to restate the previously filed Form 10-Q for the quarterly period ended June 30, 2004. Tell us in significant detail what procedures were performed by Management to ensure that other side agreements (or lack of controls being properly performed) that were outside of your standard practices were not present with Macnica or any other distributors that would result in significant accounting errors and that all significant errors have been detected and were not present for all periods presented. Also, tell us supplementally what policies and procedures have been implemented to ensure that such side agreements with distributors are not made in the future.

As outlined in the Registration Statement and in our Form 10-K/T filed on February 3, 2005, our Audit Committee under the direction of our Chief Financial Officer continued its internal investigation which included a review of documents collected from key personnel at the Company and interviews of Company personnel and others. The investigation also included an audit of all point-of-sales (“POS”) reports issued by Macnica as well as our Korean distributor from October 2001 through March 2005. During the process of this audit activity which was conducted by our independent public accountants, additional errors were identified. In addition, during the continuing process of the internal investigation, other agreements between our former Country Manager for Japan (who is no longer employed by us) and Macnica which permitted Macnica to return the referenced product at Macnica’s discretion was outside of our standard practices and was not referenced in the documentation related to the sale submitted to our finance department. These additional matters formed the basis of the additional restatements discussed in our Form 8-K filed on May 11 2005 and in our Form 10-Q filed on May 17, 2005. At this time, the Audit Committee’s internal investigation is concluded. In light of the circumstances forming the basis of the restatement, the audit committee approved certain changes to our internal controls over financial reporting regarding the review of sales orders. Beginning with the quarter ended March 31, 2005, before sales from distributors are recognized, we have implemented two requirements; first, that our sales personnel, including those managing our distributor relationships, certify in writing to our finance department that all arrangements relating to sales transactions are contained in the operative sales agreement or related purchase order provided to our finance department. Second, the point-of-sale reports from our distributors, which are used as part of our revenue recognition policies and indicate shipment by the distributor of our products, include attestation that there are no arrangements related to rights of return, pricing, discounting, or other marketing concessions that are not contained in the operative sales agreement or related purchase order for the sale transaction and that there is a corresponding valid purchase order from the end customer for the sale of the product that is the subject of the point-of-sale report.

June 6, 2005

Part II

Item 13. Other Expenses of Issuance and Distribution – Page II-1

31.	We note the first sentence. It is unclear which of the amounts in the table represents the NASDAQ listing fee. Please revise to clarify.

The NASDAQ listing fee was included in the miscellaneous amount, as it is estimated because NASDAQ will bill us for additional shares at the end of the quarter. We have removed the reference to the NASDAQ listing fee in the sentence preceding the table to clarify.

If you need additional copies of the amendment to the Registration Statement of have any questions regarding the Registration Statement, please contact David J. Segre or Bret DiMarco at (650) 493-9300.

Sincerely,

Jeffrey L. Garon
Vice President Finance and
Chief Financial Officer
Tripath Technology Inc.

Enclosures

Copies to:
David J. Segre
Bret M. DiMarco